SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Dated February 2, 2004

                         Commission File Number: 0-31376


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                         Form 20-F [X]   Form 40-F [ ]


           Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes [ ]    No [X]

                          Table of Documents Submitted

Item

1. Announcement regarding the Completion of the Acquisition of Skandia Life Insurance Co. (Japan) Limited, dated February 2, 2004.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


February 2, 2004                        By:    /s/ TETSUYA UNNO
                                           ------------------------------------
                                             General Manager of Corporate Legal
                                               and Risk Management Department

                                                                         ITEM 1

(English translation)
February 2, 2004
                                                          Millea Holdings, Inc.
                                                          5-1 Otemachi 1-chome,
                                                              Chiyoda-ku, Tokyo
                                                               (TSE Code: 8766)

                    Announcement regarding the Completion of the Acquisition of Skandia Life Insurance Co. (Japan) Limited

    The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine"), a wholly-owned subsidiary of Millea Holdings, Inc., has successfully completed the acquisition of all outstanding shares of Skandia Life Insurance Company (Japan) Limited ("Skandia Japan") today.

    New directors and corporate auditors of Skandia Japan were appointed today, as set forth on the attached list, at the extraordinary shareholders meeting and the board of directors meeting of Skandia Japan.

    As a result of the acquisition, Skandia Japan becomes a member of the Millea Group, which includes Tokio Marine, The Nichido Fire and Marine Insurance Company, Limited and Tokio Marine & Nichido Life Insurance Company, Limited. As a member of the Group, Skandia Japan intends to further strengthen its competitiveness in variable insurance and annuity products, its customer services, and financial soundness.

    Skandia Japan plans to change its corporate name to "Tokio Marine & Nichido Financial Life Insurance Co., Ltd." around April of this year, subject to the approval of the relevant regulatory authorities.

Overview of Skandia Japan (* As of March 31, 2003)
--------------------------------------------------

     Representative:             Masaru Yamashita, President and Representative
                                 Director
     Location:                   Hiroo Plaza, 5-6-6 Hiroo, Shibuya-ku, Tokyo
     Description of business:    Life insurance business
                                 (Primary products: variable insurance and
                                 individual variable annuity)
     Total assets:               JPY 101.4 billion (Separate account: JPY 94.9
                                 billion) *
     Paid-in capital:            JPY 15 billion *
     Premium income:             JPY 161.7 billion *
     Policies in force:          JPY 361.3 billion *
     Employees:                  134 *

For further information, please contact:
           Millea Holdings, Inc.
           Corporate Planning Dept., Corporate Communications Group Masayuki Ito (Tel 03-6212-3341)

Skandia Life Insurance Company (Japan) Limited

List of Directors and Corporate Auditors (As of February 2, 2004)

Title                                 Name                       Other Primary Responsibility
                                                                 [Previous positions]
------------------------------------- -------------------------- -------------------------------------------
President, Representative Director    Masaru Yamashita           [General Manager,
                                                                 Business Strategy Dept.
                                                                 Millea Holdings, Inc.]

Director                              Fumio Terashima            [General Manager,
                                                                 Business Strategy Dept.
                                                                 Millea Holdings, Inc.]

Director                              Takashi Inamura            [General Manager,
                                                                 Business Strategy Dept.
                                                                 Millea Holdings, Inc.]

Director                              Toshiaki Ichikawa          Senior Managing Director,
(Part-time)                                                      Tokio Marine & Nichido Life Insurance
                                                                 Co., Ltd.

Director                              Shuichi Inoue              General Manager,
(Part-time)                                                      Financial Planning Dept.
                                                                 The Tokio Marine and Fire Insurance Co.,
                                                                 Ltd.

Director                              Kunihiko Fukao             General Manager,
(Part-time)                                                      Business Strategy Dept.
                                                                 Millea Holdings, Inc.

Standing Corporate Auditor            Kyoichi Katsuda            [General Manager,
                                                                 Global Investment Dept.
                                                                 The Tokio Marine and Fire Insurance Co.,
                                                                 Ltd.]

Corporate Auditor                     Takehisa Kikuchi           Standing Corporate Auditor,
(Part-time)                                                      Millea Holdings, Inc.

Corporate Auditor                     Toshiki Ohashi             General Manager,
(Part-time)                                                      Corporate Planning Dept.
                                                                 The Nichido Fire and Marine Insurance
                                                                 Co., Ltd.